UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 28, 2010
This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on Form F-3 (File no. 333-161634) and our Registration Statements on Form S-8 (File
Nos. 333-10990 and 333-113789), as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act
of 1934, in each case as amended
Commission File Number 1-14846
AngloGold Ashanti Limited

(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
Enclosure:	Opinion of Taback & Associates (Pty) Limited, South African counsel to AngloGold Ashanti Holdings plc and AngloGold Ashanti Limited; opinion of Cains Advocates Limited, Isle of Man counsel to AngloGold Ashanti Holdings plc and AngloGold Ashanti Limited; opinion of Shearman & Sterling LLP, United States counsel to AngloGold Ashanti Holdings plc and AngloGold Ashanti Limited.

28 April 2010
The Board of Directors
AngloGold Ashanti Limited
76 Jeppe Street
Johannesburg
2001
Dear Sirs
1.	We have acted as South African counsel to AngloGold Ashanti Limited (“AngloGold Ashanti”), in connection with the issue by AngloGold Ashanti Holdings plc (“Issuer”), a wholly-owned subsidiary of AngloGold Ashanti, of US$700,000 5.375% Notes due 2020 (“2020 Notes”) and US$300,000 6.500% Notes due 2040 (“2040 Notes”) (the 2020 Notes and the 2040 Notes being collectively referred to as “Notes”), which Notes are unconditionally and irrevocably guaranteed by AngloGold Ashanti (“Guarantee”).

2.	In connection with the opinions expressed below, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents as we have deemed necessary or appropriate as a basis for the opinion hereinafter expressed. In such examination, we have assumed the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

3.	Based upon the foregoing, and having regard for such legal considerations as we deem relevant, we are of the opinion that the execution and delivery by AngloGold Ashanti of, and the performance by AngloGold Ashanti of its obligations under the Guarantee and the documents to which AngloGold Ashanti has bound itself as a party in respect of the issue of the Notes:

Page 2.
28 April 2010
3.1	has not contravened and will not contravene any provision of applicable South African law or the Memorandum and Articles of Association of AngloGold Ashanti; and

3.2	has been duly authorised by AngloGold Ashanti and constitute valid and legally binding agreements of AngloGold Ashanti, enforceable in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganisation and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.	This opinion is limited to the laws as applied by the courts of South Africa and is given on the basis that it will be governed by and construed in accordance with the laws of South Africa.

5.	We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K filed by AngloGold Ashanti on 22 April 2010. In giving this consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder.

6.	This opinion is rendered to you solely in connection with the above matter and may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.
Yours faithfully
/s/ TABACK & ASSOCIATES (PTY) LIMITED

Your Ref:	Please Respond To:	Joanna Teng
Our Ref: JT/jt/20322.0004/22	Direct Dial:	+65 6307 9936
Tel No: +65 6307 9928	Email:	joanna.teng@cains.com
Fax No: +65 6307 9929

AngloGold Ashanti Holdings plc	28 April 2010
1st Floor Atlantic House Circular Road Douglas Isle of Man IM1 1 AG
Dear Sirs,
AngloGold Ashanti Holdings plc (Company Registration No: 001177V) (the Company)
Preliminary
1.	We have acted as Isle of Man legal advisers for the Company in connection with the Company’s offering of US$700,000,000 aggregate principal amount at maturity of its 5.375% notes due 2020 and US$300,000,000 aggregate principal amount at maturity of its 6.500% notes due 2040, each fully and unconditionally guaranteed by AngloGold Ashanti Limited (the Guarantor), being the Company’s holding company (collectively, the Notes), in an underwritten public offering pursuant to an underwriting agreement dated 21 April 2010 (the Underwriting Agreement) between the Company, the Guarantor and Barclays Capital Inc. and Goldman, Sachs & Co. (both as representatives of the several underwriters listed in Schedule I annexed thereto).

2.	The Notes are to be issued pursuant to an indenture dated 28 April 2010 (the Indenture) among the Company, the Guarantor and The Bank of New York Mellon (as trustee).
Documents Examined
3.	For the purpose of giving this opinion we, as your solicitors, have examined copies of the following documents (but no others):
3.1	the Underwriting Agreement;

3.2	the Indenture;

3.3	the officer’s certificate of the Company setting the terms of the Notes and the certificates representing the Notes;

3.4	the Memorandum and Articles of Association of the Company appearing on the file of the Company maintained by the Isle of Man Registrar of Companies (the

Registrar) appointed pursuant to the Companies Act 2006 (the Act) on 28 April 2010 (the Search Date); and

3.5	the minutes of a meeting of the board of directors of the Company held on 20 April 2010 approving, inter alia, the issue and the offer of the Notes (the Minutes).
For the purposes of this opinion, the documents listed at paragraphs 3.1 to 3.3 inclusive are together referred to as the Documents.
Searches
4.1	On the Search Date, we procured a search of the file maintained by the Registrar in relation to the Company. Please note that our search only reflected documentation which had been processed by the Registrar and placed on such file and did not reflect matters which had been lodged for registration, but had not actually been placed on such file.

4.2	On the Search Date, we also procured that an on-line search in respect of the Company be undertaken of the Court Indices via the General Registry website in the Isle of Man. However, we would ask you to note that the search cannot be relied upon as the Court Indices are updated less than once a week. In spite of its deficiencies, a search of the Court Indices is the only means of checking whether or not an individual or entity is a party to litigation in the Isle of Man.
Isle of Man Law
5.	This opinion is given only with respect to the currently applicable laws of the Isle of Man and is given on the basis that it will be governed by and construed in accordance with such laws.

6.	We have made no investigation of the laws of any jurisdiction other than the Isle of Man and neither express nor imply any opinion as to any other laws and in particular the laws of the laws of the State of New York and the laws of the United States of America.
Assumptions
7.	For the purposes of giving this legal opinion, we have assumed:
7.1	the genuineness of all signatures; the capacity of all signatories; the authenticity and completeness of all documents submitted to us as copies; and the correctness of all facts stated in and representations made in the Documents;

7.2	that we have been provided with copies or originals of all documents which are relevant to the transaction governed by, or referred to in, the Documents or which might affect the opinions expressed in this letter;

7.3	that each party to the Underwriting Agreement and the Indenture, as the case may be, other than the Company, is duly organised and validly existing as at the date of the Underwriting Agreement and the Indenture, as the case may be, and that each has and will have full capacity, power and authority and all necessary regulatory and other approvals, exemptions, licenses and authorisations to execute, deliver and perform each of its obligations under the Underwriting Agreement and the Indenture, as the case may be;

7.4	that no provisions of the laws of any jurisdiction outside the Isle of Man would be contravened by the execution or delivery of the Documents;

7.5	that, insofar as any obligation under any of the Documents falls to be performed in any jurisdiction outside the Isle of Man, its performance would not be unlawful by virtue of the laws of that jurisdiction;

7.6	that no laws (other than of the Isle of Man) which may apply with respect to the Documents or the transactions and matters contemplated thereby would be such as to affect any of the opinions stated herein;

7.7	that each of the Documents is valid, binding and effective and imposes valid, legally binding and enforceable duties and liabilities on the parties thereto in accordance with its terms under the laws by which it is expressed to be governed and any other applicable law (excluding the laws of the Isle of Man);

7.8	that, as at the Search Date, the file maintained by the Registrar in relation to the Company accurately and completely recorded and reflected all resolutions passed and other actions or events in relation to the Company or any other party to deliver forms or documents to the Registrar;

7.9	that the resolutions set out in the Minutes were duly passed at a properly convened and held meeting of the directors of the Company and that such resolutions have not been varied, amended or revoked and remain in full force and effect at the date of this letter;

7.10	that the directors of the Company are acting bona fide in the best interests of the Company; and

7.11	that there are no vitiating factors of which we are unaware such as fraud, undue influence or duress, which might affect the opinions expressed in this letter.
Opinion
8.	On the basis of the foregoing, we advise you that, in our opinion, the Notes have been duly authorised in accordance with the Indenture, and, when executed and authenticated in accordance with the provision of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company and the Guarantor, enforceable against the Company and the Guarantor in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.
Reliance
9.	This opinion is addressed to you personally and is provided solely in connection with the issue of the Notes. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document without our express written consent.

10.	Notwithstanding paragraph 9, we hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.
Yours faithfully,
/s/ CAINS ADVOCATES LIMITED

April 28, 2010
AngloGold Ashanti Holdings plc
1st Floor
Atlantic House
4-8 Circular Road
Douglas
Isle of Man
AngloGold Ashanti Limited
76 Jeppe Street
Newtown, Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
AngloGold Ashanti Holdings plc
US$700,000,000 5.375% Notes due 2020
US$300,000,000 6.500% Notes due 2040
Ladies and Gentlemen:
We have acted as United States counsel to AngloGold Ashanti Holdings plc, a company organized under the laws of the Isle of Man with registered number 56961C (the “Issuer”), and AngloGold Ashanti Limited, a public company incorporated and registered under the laws of the Republic of South Africa with registration number 1944/017354/06 (the “Guarantor”), in connection with the purchase and sale of US$700,000,000 aggregate principal amount of the Issuer’s 5.375% Notes due 2020 (the “2020 Notes”) and US$300,000,000 aggregate principal amount of the Issuer’s 6.500% Notes due 2040 (the “2040 Notes” and, together with the 2020 Notes, the “Notes”) pursuant to the Underwriting Agreement, dated as of April 21, 2010 (the “Underwriting Agreement”), among the Issuer, the Guarantor and Barclays Capital Inc. and Goldman Sachs & Co. as representatives of the several underwriters. The Notes will be issued pursuant to an Indenture, dated as of April 28, 2010 (the “Indenture”), among the Issuer, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee”). The Notes will be guaranteed by the Guarantor pursuant to guarantees (each a “Guarantee” and, together with the Notes, the “Securities”) provided for in the Indenture.
In that connection, we have reviewed originals or copies of the following documents:
     (a) The Underwriting Agreement.
     (b) The Indenture and the certificate of an officer of the Issuer dated April 28, 2010 setting forth certain terms of the Notes.
     (c) Copies of the executed certificates representing the 2020 Notes and the 2040 Notes, and the executed Guarantees endorsed thereon.
The documents described in the foregoing clauses (a) through (c) are collectively referred to herein as the “Opinion Documents.”
We have also reviewed the following:
     (a) A copy of the automatic shelf registration statement on Form F-3 ASR (Registration Nos. 333-161634 and 333-161634-01) filed by the Guarantor and AngloGold Ashanti Holdings Finance plc under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) on August 31, 2009 and Post Effective Amendment No. 1 thereto filed by the Issuer, the Guarantor and AngloGold Ashanti Holdings Finance plc (Registration Nos. 333-161634-02, 333-161634 and 333-161634-01) filed by the Issuer, the Guarantor and AngloGold Ashanti Holdings Finance plc with the Commission on April 20, 2010.
     (b) The prospectus dated April 20, 2010 relating to the offering from time to time of ordinary shares, debt securities, warrants to purchase ordinary shares and rights to purchase ordinary shares of the Guarantor, guaranteed debt securities of the Issuer and guaranteed debt securities of AngloGold Ashanti Holdings Finance plc generally (the “Base Prospectus”).
     (c) The preliminary prospectus supplement dated April 20, 2010 relating to the Securities.
     (d) The final prospectus supplement dated April 21, 2010 relating to the Securities (the “Final Prospectus Supplement”) (the Base Prospectus, as supplemented by the Final Prospectus Supplement, in the form filed with the Commission pursuant to Rule 424(b) under the Securities Act, including the documents incorporated by reference therein, being hereinafter collectively referred to as the “Prospectus”).
     (e) A copy of the Statement of Eligibility of the Trustee on Form T-1 filed with the Commission as an exhibit to the Registration Statement.
     (f) Originals or copies of such other corporate records of the Issuer and the Guarantor, certificates of public officials and of officers of the Issuer and the Guarantor,

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and agreements and other documents as we have deemed necessary as a basis for the opinions expressed below.
     In our review of the Opinion Documents and other documents, we have assumed:
     (a) The genuineness of all signatures.
     (b) The authenticity of the originals of the documents submitted to us.
     (c) The conformity to authentic originals of any documents submitted to us as copies.
     (d) As to matters of fact, the truthfulness of the representations made in the Underwriting Agreement and the other Opinion Documents and in certificates of public officials and officers of the Issuer and the Guarantor.
     (e) That each of the Opinion Documents is the legal, valid and binding obligation of each party thereto, other than the Issuer and the Guarantor, enforceable against each such party in accordance with its terms.
     (f) That:
     (i) Each of the Issuer and the Guarantor is an entity duly organized and validly existing under the laws of the jurisdiction of its organization.
     (ii) Each of the Issuer and the Guarantor has power and authority (corporate or otherwise) to execute, deliver and perform, and has duly authorized, executed and delivered (except to the extent Generally Applicable Law is applicable to such execution and delivery), the Opinion Documents to which it is a party.
     (iii) The execution, delivery and performance by each of the Issuer and the Guarantor of the Opinion Documents to which it is a party have been duly authorized by all necessary action (corporate or otherwise) and do not:
(A) contravene its organizational documents;
(B) except with respect to Generally Applicable Law, violate any law, rule or regulation applicable to it; or
(C) result in any conflict with or breach of any agreement, document or instrument binding on it of which any addressee hereof has knowledge, has received notice or has reason to know.
     (iv) Except with respect to Generally Applicable Law, no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or (to the extent the same is required under any agreement or document binding on it of which an addressee has

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knowledge, has received notice or has reason to know) any other third party is required for the due execution, delivery or performance by the Issuer or the Guarantor of any Opinion Document to which it is a party or, if any such authorization, approval, consent, action, notice or filing is required, it has been duly obtained, taken, given or made and is in full force and effect.
     (g) that no law other than Generally Applicable Law will affect any of the conclusions stated in this opinion; and
     (h) that insofar as any obligation is to be performed in a jurisdiction other than the State of New York, its performance would not be illegal or ineffective under the laws of that jurisdiction.
We have not independently established the validity of the foregoing assumptions.
“Generally Applicable Law” means the federal law of the United States of America, and the law of the State of New York (including the rules or regulations promulgated thereunder or pursuant thereto), that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Issuer, the Guarantor, the Opinion Documents or the transactions governed by the Opinion Documents. Without limiting the generality of the foregoing definition of Generally Applicable Law, the term “Generally Applicable Law” does not include any law, rule or regulation that is applicable to the Issuer, the Guarantor, the Opinion Documents or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Opinion Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.
Based upon the foregoing and upon such other investigation as we have deemed necessary and subject to the qualifications set forth below, we are of the opinion that:
     1. Each of the 2020 Notes and the 2040 Notes has been duly executed by the Issuer and, when authenticated by the Trustee in accordance with the Indenture and delivered and paid for as provided in the Underwriting Agreement, each of the 2020 Notes and the 2040 Notes will be the legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms and entitled to the benefits of the Indenture.
     2. The Guarantees have been duly executed by the Guarantor and, when the 2020 Notes and the 2040 Notes have been authenticated by the Trustee in accordance with the Indenture and delivered and paid for as provided in the Underwriting Agreement, the Guarantees will be the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their terms.
Our opinions expressed above are subject to the following qualifications:
     (a) Our opinions above are subject to (i) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally (including without limitation all laws relating to fraudulent transfers) and

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(ii) possible judicial action giving effect to governmental actions or foreign laws affecting creditors’ rights.
     (b) Our opinions above are also subject to the effect of general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law).
     (c) We express no opinion as to any provision in any Opinion Document, insofar as any such provision (i) relates to the subject matter jurisdiction of the United States District Court for the Southern District of New York or any U.S. federal court where jurisdiction based on diversity of citizenship under 28 U.S.C. §1332 does not exist to adjudicate any controversy related to such Opinion Document or (ii) purports to grant any court exclusive jurisdiction.
     (d) We express no opinion with respect to the enforceability of any indemnity against any loss in converting into a specified currency the proceeds or amount of a court judgment in another currency.
     (e) Our opinions are limited to Generally Applicable Law.
This opinion letter is rendered in connection with the transactions contemplated by the Underwriting Agreement. This opinion letter may not be relied upon by you for any other purpose without our prior written consent.
We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Issuer and the Guarantor on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.
This opinion letter speaks only as of the date hereof. We expressly disclaim any responsibility to advise you of any development or circumstance of any kind, including any change of law or fact, that may occur after the date of this opinion letter that might affect the opinions expressed herein.

Very truly yours,
/s/ Shearman & Sterling LLP
Shearman & Sterling LLP

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Dated: April 28, 2010	By:	/s/ L Eatwell
		Name:	L Eatwell
		Title:	Company Secretary